SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALLAKOS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01671P100

(CUSIP Number)

John P. McKearn

101 S. Hanley Road, Suite 1850

St. Louis, MO 63105

(314) 726-6700

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza 263 Tresser Boulevard Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01671P100	13D	Page 2 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 980,693
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 980,693
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%(1)
14	TYPE OF REPORTING PERSON PN

(1)

The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of common stock, par value $0.001 per share, of Allakos Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	13D	Page 3 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund II (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 266,374
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 266,374
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,374
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D	Page 4 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 266,374(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 266,374(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,374(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(1)
14	TYPE OF REPORTING PERSON OO

(2)

Represents 266,374 shares of Common Stock owned by RiverVest Venture Fund II (Ohio), L.P., a Delaware limited partnership (“RiverVest II (Ohio)”). RiverVest Venture Partners II (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners II (Ohio)”), is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D	Page 5 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,247,067(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,247,067(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,067(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(1)
14	TYPE OF REPORTING PERSON PN

(3)

Represents 980,693 shares of Common Stock owned by RiverVest Venture Fund II, L.P., a Delaware limited partnership (“RiverVest II”), and 266,374 shares of Common Stock owned by RiverVest II (Ohio). RiverVest Venture Partners II, L.P., a Delaware limited partnership (“RiverVest Partners II”), is the general partner of RiverVest II and the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D	Page 6 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,247,067(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,247,067(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,067(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(1)
14	TYPE OF REPORTING PERSON OO

(4)

Represents 980,693 shares of Common Stock owned by RiverVest II and 266,374 shares of Common Stock owned by RiverVest II (Ohio). RiverVest Venture Partners II, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners II, which is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D	Page 7 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,518,819
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,518,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,518,819
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D	Page 8 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 186,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 186,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,759
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D	Page 9 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 186,759(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 186,759(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,759(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON OO

(5)

Represents 186,759 shares of Common Stock owned by RiverVest Venture Fund III (Ohio), L.P., a Delaware limited partnership (“RiverVest III (Ohio)”). RiverVest Venture Partners III (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners III (Ohio)”), is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D	Page 10 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,705,578(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,705,578(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,705,578(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(1)
14	TYPE OF REPORTING PERSON PN

(6)

Represents 3,518,819 shares of Common Stock owned by RiverVest Venture Fund III, L.P., a Delaware limited partnership (“RiverVest III”), and 186,759 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, L.P., a Delaware limited partnership (“RiverVest Partners III”), is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D	Page 11 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,705,578(7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,705,578(7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,705,578(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(1)
14	TYPE OF REPORTING PERSON OO

(7)

Represents 3,518,819 shares of Common Stock owned by RiverVest III and 186,759 shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D	Page 12 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,331,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,331,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,331,987
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D	Page 13 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Fund II-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D	Page 14 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,418,607(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,418,607(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,607(8)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14	TYPE OF REPORTING PERSON OO

(8)

Represents 2,331,987 shares of Common Stock owned by 3x5 RiverVest Fund II, L.P., a Delaware limited partnership (“3x5 RiverVest II”), and 86,620 shares of Common Stock owned by 3x5 RiverVest Fund II-B, L.P., a Delaware limited partnership (“3x5 RiverVest II-B”). 3x5 RiverVest Partners II, LLC, a Delaware limited liability company (“3x5 RiverVest Partners”), is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D	Page 15 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest 3x5 Managers II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,418,607(9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,418,607(9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,607(9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14	TYPE OF REPORTING PERSON PN

(9)

Represents 2,331,987 shares of Common Stock owned by 3x5 RiverVest II, and 86,620 shares of Common Stock owned by 3x5 RiverVest II-B. RiverVest 3x5 Managers II, L.P., a Delaware limited partnership (“RiverVest 3x5 Managers”), is one of two members of 3x5 RiverVest Partners, which is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D	Page 16 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest 3x5 Managers II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,418,607(10)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,418,607(10)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,607(10)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14	TYPE OF REPORTING PERSON OO

(10)

Represents 2,331,987 shares of Common Stock owned by 3x5 RiverVest II, and 86,620 shares of Common Stock owned by 3x5 RiverVest II-B. RiverVest 3x5 Managers II, LLC, a Delaware limited liability company (“RiverVest 3x5 Managers II”), is the general partner of RiverVest 3x5 Managers, which is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D	Page 17 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) John P. McKearn, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,374,385.33 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,374,385.33 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,374,385.33 (11)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%(1)
14	TYPE OF REPORTING PERSON IN

(11)

Includes 980,693 shares of Common Stock owned by RiverVest II, 266,374 shares of Common Stock owned by RiverVest II (Ohio), 3,518,819 shares of Common Stock owned by RiverVest III, 186,759 shares of Common Stock owned by RiverVest III (Ohio), 2,331,987 shares of Common Stock owned by 3x5 RiverVest II, and 86,620 shares of Common Stock owned by 3x5 RiverVest II-B.

Dr. McKearn is an authorized person of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

In addition, in July 2018, the Issuer granted Dr. McKearn, as a non-employee director of the Issuer, an option to purchase 37,600 shares of Common Stock at a per share exercise price equal to $16.00. The option vests as to 1/36th of the shares subject to the option each month following July 2018, subject to continued service through each applicable vesting date. Dr. McKearn’s option has vested, or will vest within sixty (60) days of the date of this filing, with respect to 3,133.33 shares of Common Stock.

CUSIP No. 01671P100	13D	Page 18 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Jay Schmelter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,371,252(12)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,371,252(12)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,371,252(12)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(1)
14	TYPE OF REPORTING PERSON IN

(12)

Represents 980,693 shares of Common Stock owned by RiverVest II, 266,374 shares of Common Stock owned by RiverVest II (Ohio), 3,518,819 shares of Common Stock owned by RiverVest III, 186,759 shares of Common Stock owned by RiverVest III (Ohio), 2,331,987 shares of Common Stock owned by 3x5 RiverVest II, and 86,620 shares of Common Stock owned by 3x5 RiverVest II-B.

Mr. Schmelter is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D	Page 19 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Thomas C. Melzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,371,252(13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,371,252(13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,371,252(13)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(1)
14	TYPE OF REPORTING PERSON IN

(13)

Represents 980,693 shares of Common Stock owned by RiverVest II, 266,374 shares of Common Stock owned by RiverVest II (Ohio), 3,518,819 shares of Common Stock owned by RiverVest III, 186,759 shares of Common Stock owned by RiverVest III (Ohio), 2,331,987 shares of Common Stock owned by 3x5 RiverVest II, and 86,620 shares of Common Stock owned by 3x5 RiverVest II-B.

Mr. Melzer is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D	Page 20 of 31 Pages

Item 1. Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Allakos Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 75 Shoreway Road, Suite A, San Carlos, California 94070. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a)	Name of Person Filing (each a “Reporting Person” and collectively, the “Reporting Person”)

RiverVest Venture Fund II, L.P., a Delaware limited partnership

RiverVest Venture Fund II (Ohio), L.P., a Delaware limited partnership

RiverVest Venture Partners II (Ohio), LLC, a Delaware limited liability company

RiverVest Venture Partners II, L.P., a Delaware limited partnership

RiverVest Venture Partners II, LLC, a Delaware limited liability company

RiverVest Venture Fund III, L.P., a Delaware limited partnership

RiverVest Venture Fund III (Ohio), L.P., a Delaware limited partnership

RiverVest Venture Partners III (Ohio), LLC, a Delaware limited liability company

RiverVest Venture Partners III, L.P., a Delaware limited partnership

RiverVest Venture Partners III, LLC, a Delaware limited liability company

3x5 RiverVest Fund II, L.P., a Delaware limited partnership

3x5 RiverVest Fund II-B, L.P., a Delaware limited partnership

3x5 RiverVest Partners II, LLC, a Delaware limited liability company

RiverVest 3x5 Managers II, L.P., a Delaware limited partnership

RiverVest 3x5 Managers II, LLC, a Delaware limited liability company

John P. McKearn, Ph.D.

Mr. Jay Schmelter

Mr. Thomas C. Melzer

Each of RiverVest II, RiverVest II (Ohio), RiverVest III, RiverVest III (Ohio), 3x5 RiverVest II and 3x5 RiverVest II-B are referred to herein as the “Control Entities.” Each of RiverVest Partners II (Ohio), RiverVest Partners II, RiverVest Venture Partners II, LLC, RiverVest Partners III (Ohio), RiverVest Partners III, RiverVest Venture Partners III, LLC, 3x5 RiverVest Partners, RiverVest 3x5 Managers and RiverVest 3x5 Manager II are referred to herein as the “Managing Entities.” Messers. McKearn, Schmelter and Melzer are referred to herein as the “Managers.”

(b)	Residence or Business Address

101 S. Hanley Road, Suite 1850, St. Louis, MO 63105.

(c)	Present Principal Occupation or Employment

The principal business of each of the Control Entities is making venture capital investments. The principal business of each of the Managing Entities is acting as the general partner or member (directly or indirectly) of each of the Control Entities. The principal business of each of the Managers is managing the Managing Entities and a number of affiliated partnerships and other entities with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 01671P100	13D	Page 21 of 31 Pages

(e)

During the last five years, none of the Reporting Persons has been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons who is a natural person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer effected a 1-for-1.25 reverse stock split of its issued and outstanding common and convertible preferred stock on July 6, 2018. Accordingly, all share and per share amounts have been adjusted to reflect this reverse stock split.

Prior to the IPO (and as adjusted for the above-described reverse split):

•

RiverVest II purchased an aggregate of 954,494 shares of Series A preferred stock of the Issuer (“Series A Preferred Stock”) and an aggregate of 26,199 shares of Series B preferred stock of the Issuer (“Series B Preferred Stock”) in a series of private placement transactions for an aggregate purchase price of $2,501,083;

•

RiverVest II (Ohio) purchased an aggregate of 259,258 shares of Series A Preferred Stock and an aggregate of 7,116 shares of Series B Preferred Stock in a series of private placement transactions for an aggregate purchase price of $679,338;

•

RiverVest III purchased an aggregate of 3,234,069 shares of Series A Preferred Stock and an aggregate of 284,750 shares of Series B Preferred Stock in a series of private placement transactions for an aggregate purchase price of $11,161,211;

•

RiverVest III (Ohio) purchased an aggregate of 171,647 shares of Series A Preferred Stock and an aggregate of 15,112 shares of Series B Preferred Stock in a series of private placement transactions for an aggregate purchase price of $592,381;

•

3x5 RiverVest II purchased 1,795,434 shares of Series A Preferred Stock and aggregate of 428,071 shares of Series B Preferred Stock in a series of private placement transactions for an aggregate purchase price of $9,814,508;

•

3x5 RiverVest II-B 67,822 shares of Series A Preferred Stock and aggregate of 16,169 shares of Series B Preferred Stock in a series of private placement transactions for an aggregate purchase price of $370,742; and

•

the Issuer granted Dr. McKearn, as a non-employee director of the Issuer, an option to purchase 37,600 shares of Common Stock at a per share exercise price equal to $16.00, which option vests as to 1/36th of the shares subject to the option each month following July 2018, subject to continued service through each applicable vesting date.

On July 24, 2018, the Issuer completed the closing its initial public offering of 7,333,333 shares of Common Stock (the “IPO”). All shares of Series A Preferred Stock and Series B Preferred Stock of the Issuer issued and outstanding converted on a one-for-one basis into shares of Common Stock in connection with the IPO. In addition, concurrently with the closing of the IPO, 3x5 RiverVest II and 3x5 RiverVest II-B purchased an aggregate of 108,482 shares and 2,629 shares, respectively, of Common Stock in the IPO at the IPO price of $18.00 per share.

CUSIP No. 01671P100	13D	Page 22 of 31 Pages

The purchase price paid by the Control Entities for all of the shares described in this Item 3 came from the capital contributions of their general and limited partners.

Item 4. Purpose of the Transaction.

The Reporting Persons purchased the shares of Series A Preferred Stock Series B Preferred Stock and Common Stock described above for investment purposes. Except as set forth in Item 6 below (including pursuant to the 10b5-1 Plans described in Item 6), none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or

(j)	Any action similar to any of those enumerated above.

However, each of the Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

CUSIP No. 01671P100	13D	Page 23 of 31 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
RiverVest Venture Fund II, L.P.	980,693	0	980,693	0	980,693	980,693	2.4%
RiverVest Venture Fund II (Ohio), L.P.	266,374	0	266,374	0	266,374	266,374	0.6%
RiverVest Venture Partners II (Ohio), LLC(1)	0	0	266,374	0	266,374	266,374	0.6%
RiverVest Venture Partners II, L.P. (2)	0	0	1,247,067	0	1,247,067	1,247,067	3.0%
RiverVest Venture Partners II, LLC(3)	0	0	1,247,067	0	1,247,067	1,247,067	3.0%
RiverVest Venture Fund III, L.P.	3,518,819	0	3,518,819	0	3,518,819	3,518,819	8.5%
RiverVest Venture Fund III (Ohio), L.P.	186,759	0	186,759	0	186,759	186,759	0.4%
RiverVest Venture Partners III (Ohio), LLC(4)	0	0	186,759	0	186,759	186,759	0.4%
RiverVest Venture Partners III, L.P. (5)	0	0	3,705,578	0	3,705,578	3,705,578	8.9%
RiverVest Venture Partners III, LLC(6)	0	0	3,705,578	0	3,705,578	3,705,578	8.9%
3x5 RiverVest Fund II, L.P.	2,331,987	0	2,331,987	0	2,331,987	2,331,987	5.6%
3x5 RiverVest Fund II-B, L.P.	86,620	0	86,620	0	86,620	86,620	0.2%
3x5 RiverVest Partners II, LLC(7)	0	0	2,418,607	0	2,418,607	2,418,607	5.8%
RiverVest 3x5 Managers II, L.P. (8)	0	0	2,418,607	0	2,418,607	2,418,607	5.8%
RiverVest 3x5 Managers II, LLC(9)	0	0	2,418,607	0	2,418,607	2,418,607	5.8%
John P. McKearn, Ph.D. (10)	0	0	7,371,252	0	7,374,385.33	7,374,385.33	17.8%
Jay Schmelter(11)	0	0	7,371,252	0	7,371,252	7,371,252	17.7%
Thomas C. Melzer (12)	0	0	7,371,252	0	7,371,252	7,371,252	17.7%

(*)

Based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	13D	Page 24 of 31 Pages

(1)	RiverVest Partners II (Ohio), as the general partner of RiverVest II (Ohio), may be deemed to beneficially own the 266,374 shares of Common Stock owned by RiverVest II (Ohio).
(2)

RiverVest Partners II is the general partner of RiverVest II and the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio), and as a result,, may be deemed to beneficially own the 980,693 shares of Common Stock owned by RiverVest II and the 266,374 shares of Common Stock owned by RiverVest II (Ohio).

(3)

RiverVest Venture Partners II, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners II, which is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio), and as a result, may be deemed to beneficially own the 980,693 shares of Common Stock owned by RiverVest II and the 266,374 shares of Common Stock owned by RiverVest II (Ohio).

(4)	RiverVest Partners III (Ohio) is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 186,759 shares of Common Stock owned by RiverVest III (Ohio).
(5)

RiverVest Partners III is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 3,518,819 shares of Common Stock owned by RiverVest III and the 186,759 shares of Common Stock owned by RiverVest III (Ohio).

(6)

RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the 3,518,819 shares of Common Stock owned by RiverVest III and the 186,759 shares of Common Stock owned by RiverVest III (Ohio).

(7)

3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B, and as a result, may be deemed to beneficially own the 2,331,987 shares of Common Stock owned by 3x5 RiverVest II and the 86,620 shares of Common Stock owned by 3x5 RiverVest II-B.

(8)

RiverVest 3x5 Managers is one of two members of 3x5 RiverVest Partners, which is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B, and as a result, may be deemed to beneficially own the 2,331,987 shares of Common Stock owned by 3x5 RiverVest II and the 86,620 shares of Common Stock owned by 3x5 RiverVest II-B.

(9)

RiverVest 3x5 Managers II is the general partner of RiverVest 3x5 Managers, which is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, RiverVest 3x5 Managers II may be deemed to beneficially own the 2,331,987 shares of Common Stock owned by 3x5 RiverVest II and the 86,620 shares of Common Stock owned by 3x5 RiverVest II-B.

(10)

Dr. McKearn is an authorized person of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the 980,693 shares of Common Stock owned by RiverVest II and the 266,374 shares of Common Stock owned by RiverVest II (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the 3,518,819 shares of Common Stock owned by RiverVest III and the 186,759 shares of Common Stock owned by RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Dr. McKearn may be deemed to beneficially own the 2,331,987 shares of Common Stock owned by 3x5 RiverVest II and the 86,620 shares of Common Stock owned by 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D	Page 25 of 31 Pages

In addition, in July 2018, the Issuer granted Dr. McKearn, as a non-employee director of the Issuer, an option to purchase 37,600 shares of Common Stock at a per share exercise price equal to $16.00. The option vests as to 1/36th of the shares subject to the option each month following July 2018, subject to continued service through each applicable vesting date. Dr.

McKearn’s option has vested, or will vest within sixty (60) days of the date of this filing, with respect to 3,133.33 shares of Common Stock.

(11)

Mr. Schmelter is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the 980,693 shares of Common Stock owned by RiverVest II and the 266,374 shares of Common Stock owned by RiverVest II (Ohio)

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the 3,518,819 shares of Common Stock owned by RiverVest III and the 186,759 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Mr. Schmelter may be deemed to beneficially own the 2,331,987 shares of Common Stock owned by 3x5 RiverVest II and the 86,620 shares of Common Stock owned by 3x5 RiverVest II-B.

(12)

Mr. Melzer is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Mr. Melzer may be deemed to beneficially own the 980,693 shares of Common Stock owned by RiverVest II and the 266,374 shares of Common Stock owned by RiverVest II (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Melzer may be deemed to beneficially own the 3,518,819 shares of Common Stock owned by RiverVest III and the 186,759 shares of Common Stock owned by RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Mr. Melzer may be deemed to beneficially own the 2,331,987 shares of Common Stock owned by 3x5 RiverVest II and the 86,620 shares of Common Stock owned by 3x5 RiverVest II-B.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group other than with respect to the shares to be sold pursuant to the 10b5-1 Plans described in Item 6 below. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

CUSIP No. 01671P100	13D	Page 26 of 31 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Registration Rights

The Issuer, RiverVest II, RiverVest II (Ohio), RiverVest III, RiverVest III (Ohio), 3x5 RiverVest II, 3x5 RiverVest II-B and certain other investors are party to an amended and restated investor rights agreement, as amended (the “Investor Rights Agreement”), dated November 30, 2017, giving such parties the right to demand that the Issuer file a registration statement or request that the investors’ shares of Common Stock be covered by a registration statement that the Issuer otherwise files. The registration rights terminate upon the earliest of (i) the date that is three years after the closing of the IPO and (ii) as to a given holder of registration rights, the date after the closing of the IPO when such holder of registration rights can sell all of such holder’s registrable securities during any ninety day period pursuant to Rule 144 of the Securities Act of 1933, as amended.

This foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference.

Lock-up Agreement

The Issuer, along with its directors, executive officers and substantially all of its other stockholders, including RiverVest II, RiverVest II (Ohio), RiverVest III, RiverVest III (Ohio), 3x5 RiverVest II, and 3x5 RiverVest II-B, have agreed with the underwriters for the IPO that, for a period of 180 days following July 18, 2018, they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Common Stock (including any shares issued in the IPO), or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or later acquired, owned directly or with respect to which they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The representatives of the underwriters, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The foregoing description of the lockup agreements is qualified in its entirety by reference to the Form of Lock-up Agreement, which is filed as Exhibit C hereto and is incorporated by reference.

10b5-1 Plans

On July 23, 2018, each of RiverVest III, RiverVest III (Ohio), 3x5 River Vest II and 3x5 RiverVest II-B entered into a Rule 10b5-1 trading plan pursuant to Rule 10b5-1 of the Act, for the purpose of selling shares of Common Stock in open market transactions or otherwise (each a “10b5-1 Plan”). Each 10b5-1 Plan has been approved by the Issuer in accordance with its insider trading policy and is intended to comply with Rule 10b5-1 under the Act, which permits persons to enter into a binding, pre-arranged plan to buy or sell Issuer stock at a time when such person is not in possession of material, nonpublic information about the Issuer. The 10b5-1 Plans contemplate the sale of shares of Common Stock resulting in aggregate total gross proceeds not to exceed approximately $26.4 million, and are scheduled to terminate no later than January 1, 2020 or such earlier date all of the shares to be sold under the relevant 10b5-1 Plan have been sold. The 10b5-1 Plans will become effective, and sales under the 10b5-1 Plans may commence, on January 24, 2019. Each of RiverVest III, RiverVest III (Ohio), 3x5 River Vest II and 3x5 RiverVest II-B has reserved the right to terminate its 10b5-1 Plan at any time.

CUSIP No. 01671P100	13D	Page 27 of 31 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated September 10, 2018, by and among RiverVest Venture Fund II, L.P., RiverVest Venture Fund II (Ohio), L.P., RiverVest Venture Partners II (Ohio), LLC, RiverVest Venture Partners II, L.P., RiverVest Venture Partners II, LLC, RiverVest Venture Fund III, L.P., RiverVest Venture Fund III (Ohio), L.P., RiverVest Venture Partners III (Ohio), LLC, RiverVest Venture Partners III, L.P., RiverVest Venture Partners III, LLC, 3x5 RiverVest Fund II, L.P., 3x5 RiverVest Fund II-B, L.P., 3x5 RiverVest Partners II, LLC, RiverVest 3x5 Managers II, L.P., RiverVest 3x5 Managers II, LLC, John P. McKearn, Jay Schmelter and Thomas C. Melzer

Exhibit B:	Amended and Restated Investor Rights Agreement, as amended (incorporated by reference to exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-225836), filed with the SEC on June 22, 2018).

Exhibit C:	Form of Lock-up Agreement (incorporated by reference to Annex III of exhibit 1.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A (Registration No. 333-225836), filed with the SEC on July 9, 2018.

CUSIP No. 01671P100	13D	Page 28 of 31 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 10, 2018

RiverVest Venture Fund II, L.P.

By:	RiverVest Venture Partners II, L.P.,
its general partner
By:	RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II (Ohio), LLC

By:	RiverVest Venture Partners II, L.P.,
its sole member
By:	RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title Authorized Person

RiverVest Venture Partners II, LLC

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Fund III (Ohio), L.P.

By:	RiverVest Venture Partners III (Ohio), LLC,
its general partner
By:	RiverVest Venture Partners III, L.P.,
its sole member
By:	RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest Venture Fund II (Ohio), L.P.

By:	RiverVest Venture Partners II (Ohio), LLC,
its general partner
By:	RiverVest Venture Partners II, L.P.,
its sole member
By:	RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II L.P.

By:	RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Fund III, L.P.

By:	RiverVest Venture Partners III, L.P.,
its general partner
By:	RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest Venture Partners III (Ohio), LLC

By:	RiverVest Venture Partners III, L.P.,
its sole member
By:	RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

[Signature Page of Schedule 13D]

CUSIP No. 01671P100	13D	Page 29 of 31 Pages

RiverVest Venture Partners III, L.P.

By:	RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Fund II, L.P.

By:	3x5 RiverVest Partners II, LLC,
its general partner
By:	RiverVest 3x5 Managers II, L.P.,
its member
By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Partners II, LLC

By:	RiverVest 3x5 Managers II, L.P.,
its member
By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest 3x5 Managers II, LLC

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

/s/ Jay Schmelter
Jay Schmelter

RiverVest Venture Partners III, LLC

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Fund II-B, L.P.

By:	3x5 RiverVest Partners II, LLC,
its general partner
By:	RiverVest 3x5 Managers II, L.P.,
its member
By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest 3x5 Managers II, L.P.

By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

/s/ John P. McKearn, Ph.D.
John P. McKearn, Ph.D.

/s/ Thomas C. Melzer
Thomas C. Melzer

[Signature Page of Schedule 13D]

CUSIP No. 01671P100	13D	Page 30 of 31 Pages

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons agree and consent to the joint filing on their behalf of the Statement on Schedule 13D, including any amendments thereto, in connection with shares of common stock of Allakos, Inc., and that this agreement shall be included as an Exhibit to Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D and any amendments thereto.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on September 10, 2018.

RiverVest Venture Fund II, L.P.

By:	RiverVest Venture Partners II, L.P., its general partner
By:	RiverVest Venture Partners II, LLC, its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II (Ohio), LLC

By:	RiverVest Venture Partners II, L.P., its sole member
By:	RiverVest Venture Partners II, LLC, its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II, LLC

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Fund II (Ohio), L.P.

By:	RiverVest Venture Partners II (Ohio), LLC, its general partner
By:	RiverVest Venture Partners II, L.P., its sole member
By:	RiverVest Venture Partners II, LLC, its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II L.P.

By:	RiverVest Venture Partners II, LLC, its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Fund III, L.P.

By:	RiverVest Venture Partners III, L.P., its general partner
By:	RiverVest Venture Partners III, LLC, its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

[Signature Page to Joint Filing Agreement]

CUSIP No. 01671P100	13D	Page 31 of 31 Pages

RiverVest Venture Fund III (Ohio), L.P.

By:	RiverVest Venture Partners III (Ohio), LLC,
its general partner
By:	RiverVest Venture Partners III, L.P.,
its sole member
By:	RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest Venture Partners III, L.P.

By:	RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Fund II, L.P.

By:	3x5 RiverVest Partners II, LLC,
its general partner
By:	RiverVest 3x5 Managers II, L.P.,
its member
By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Partners II, LLC

By:	RiverVest 3x5 Managers II, L.P.,
its member
By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest 3x5 Managers II, LLC

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

/s/ Jay Schmelter
Jay Schmelter

RiverVest Venture Partners III (Ohio), LLC

By:	RiverVest Venture Partners III, L.P.,
its sole member
By:	RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest Venture Partners III, LLC

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Fund II-B, L.P.

By:	3x5 RiverVest Partners II, LLC,
its general partner
By:	RiverVest 3x5 Managers II, L.P.,
its member
By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest 3x5 Managers II, L.P.

By:	RiverVest 3x5 Managers II, LLC,
its general partner

By:	/s/ John P. McKearn, Ph.D.
Name: John P. McKearn, Ph.D.
Title: Member

/s/ John P. McKearn, Ph.D. John P. McKearn, Ph.D.

/s/ Thomas C. Melzer
Thomas C. Melzer

[Signature Page to Joint Filing Agreement]